October 9, 2009

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Schedule 14A filed April 13, 2009

File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc. (the “Company”), I respectfully provide our responses to the comments in your letter dated September 30, 2009. For your convenience, the text of your comments is reproduced below, before each applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

B. Financial Guaranty (Risk in Force/Net Par Outstanding), page 25

1.      In each instance where you disclose the net par outstanding, please revise your disclosure to quantify the related derivative liability or loss reserve recorded.

Response: We will revise our disclosure in future filings, beginning with our September 30, 2009 10-Q, to include both the derivative asset or liability amount and the loss reserve amount associated with each product type presented in the table that appears on page 25 of our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”).

VI. Customers

A. Mortgage Insurance (Customers), page 50

2.      You disclose that your mortgage insurance business depends to a significant degree on a small number of lending customers and that your largest single mortgage insurance customer, measured by primary new insurance written, accounted for 20.5% of new insurance written during 2008, compared to 19.4%

in 2007 and 18.6% in 2006. Please revise your disclosure to name this customer. See Item 101(c)(vii) of Regulation S.K. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to name this customer.

Response: We note the disclosure obligations set forth in Item 101(c)(vii) of Regulation S-K, and we believe that we have complied with those obligations. As disclosed in the 2008 Form 10-K, one customer accounted for 20.5% of new mortgage insurance written during 2008; however, revenues from that customer during 2008 were less than 10% of our 2008 consolidated revenues of approximately $1.8 billion. Since revenues from that customer were less than 10% of our 2008 consolidated revenues and Item 101(c)(vii) of Regulation S-K requires disclosure of the name of a customer only if sales to that customer are “in an aggregate amount equal to 10% or more of the registrant’s consolidated revenues …,” we concluded that we were not required to name that customer.

Notes to the Consolidated Financial Statements

Note 14. Income Taxes, page 237

3.      Please refer to your reconciliation of unrecognized tax benefits. Revise your disclosure to explain the increase in the unrecognized tax benefit for tax positions related to prior years of $42.7 million.

Response: We prepared our reconciliation of unrecognized tax benefits (“UTB”) for tax positions related to prior years based on the accounting principle regarding accounting for uncertainty in income taxes. A certain UTB recorded under this principle relating to the Company’s recognition of premium income was reduced due to the expiration of the applicable statute of limitations for the taxable period ended December 31, 2004, as reflected in the tabular reconciliation on page 239 of the 2008 Form 10-K under “Lapses of applicable statute of limitations.” Although the statute of limitation expired for the 2004 tax year, the related amounts continue to impact the Company’s cumulative adjustment into subsequent years, and, as a result, this adjustment is the primary driver of a corresponding increase to the UTB related to the 2005 taxable year. This cumulative adjustment is reflected in the tabular reconciliation on page 239 of the 2008 Form 10-K under “Tax positions related to prior years,” as we believe a taxing authority would propose a cumulative adjustment to the earliest taxable period which remains open under the relevant statute of limitations.

If material, we will revise our disclosure in future filings to explain any changes in UTB for tax positions related to prior years, as illustrated below:

Amounts reported were primarily impacted by unrecognized tax benefits (“UTB”) associated with the Company’s recognition of certain premium income. Although UTB recorded under the accounting principle regarding uncertainty in income taxes for this item decreased due to the expiration of the applicable statute of limitations for the taxable period ended December 31, 2004, the related amounts continued to impact subsequent years resulting in a corresponding increase to the UTB related primarily to the 2005 taxable year.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 10. Financial Guaranty Insurance Contracts, page 31

4.      Please refer to your tabular disclosure on page 33. Please disclose what “Gross potential recoveries” represents and why it is appropriate to reduce the financial guaranty claim liabilities by this amount.

Response: Our financial guarantee liabilities represent probability weighted cash flows, net of potential recoveries, that we expect to pay. “Gross potential recoveries” represent expected recoveries of expected cash payments to be made by us on insured transactions as determined in accordance with the accounting principle regarding accounting for financial guarantee insurance contracts. In certain of our insured transactions, while we expect to advance principal or interest shortfalls, we also expect to recover all or a portion of such payments through various means, including contractual rights with third parties for reimbursement, rights to future expected cash flows in excess of amounts sufficient to cover future principal and interest payments when due, and other loss mitigation strategies. These expected recoveries are required to be included in the determination of our net claim liability in accordance with this accounting principle. They are also required to be presented separately in the tabular disclosure as presented on page 33 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the “June 30, 2009 10-Q”) under this accounting principle.

Critical Accounting Policies

Reserve for Losses, page 82

5.      Please revise to quantify the amount by which your mortgage insurance loss and LAE reserves and outstanding risk in force have been reduced for each period due to your assumptions regarding expected rescissions and denials. Also, please revise to quantify any other material effects on the financial statements for each period presented, and describe the extent to which you have had to reassume the risk and reestablish loss reserves where you had previously assumed rescission or denial.

Response: Our loss reserves are primarily driven by two key assumptions as described in our disclosures: (1) the likelihood that a default will result in a paid claim (referred to as the “default to claim rate”), and (2) the amount that we will pay if a default becomes a claim (referred to as “severity”). As discussed on page 82 of our June 30, 2009 10-Q, these key assumptions are derived from a number of loan-specific factors, including the status of the loans as reported by the loan servicers, the impact of our loss mitigation efforts in protecting us against fraud, underwriting negligence, breach of representations and warranties, and other items that give rise to our insurance rescissions and claim denials, and macroeconomic factors such as regional economic conditions that involve significant variability over time, as well as more static factors such as the estimated amount of time it takes to complete a foreclosure in the area where the default exists.

For example, our default to claim rates have increased significantly during the last two years primarily due to deterioration of macroeconomic conditions, including the increase in unemployment rates and the decline in home prices, which have been further exacerbated by poor loan underwriting practices that prevailed in the period leading up to the decline in the macroeconomic conditions. Recently, the increase in our default to claim rate has been partially mitigated by higher levels of policy rescissions and claim denials, commensurate with our efforts to review more claims combined with the fact that a significant portion of our default inventory consists of loans from the poor underwriting periods of late 2005 through the first half of 2008.

Because our key assumptions represent the confluence of many individual factors, some of which may have a simultaneous countervailing impact on these assumptions, we do not believe it would be appropriate to separately attempt to quantify the impact of any particular factor. Instead, we quantify our key assumptions at each period and provide a sensitivity analysis of our loss reserve estimates based on potential changes to these key assumptions.

In addition, to the extent that any factor has a material impact on our key assumptions for a given period, we believe it also is appropriate to highlight the change in key assumptions resulting from such factor. For example, on page 83 to our June 30, 2009 10-Q, we included the following disclosure with respect to the impact of rescissions and denials on our default to claim rate: “Recently, we have experienced a significant increase in our insurance rescissions and claim denials for various reasons, including underwriting negligence, fraudulent applications and appraisals and, breach of representations and warranties, and inadequate documentation. Our default to claim rates decreased from 46% at December 31, 2008 to 37% at June 30, 2009, primarily as a result of our estimate of expected rescissions and denials.”

Loan policy rescissions also have an impact on our premiums earned, as rescissions require us to refund the life to date premiums on the policy. This impact is described in our June 30, 2009 10-Q on page 55 under “Net Premiums Written and Earned.” Expected loan policy rescissions do not have any impact on our risk in force, which is not impacted until the rescission is executed.

Finally, we have not been required to reassume risk or reestablish loss reserves for more than an immaterial amount of our previously assumed rescissions and denials.

Schedule 14A filed April 13, 2009

Compensation of Executive Officers and Directors

Compensation Discussion and Analysis

III. Compensation Process and Oversight

C. Benchmarking, page 37

6.      You disclose that you have three benchmarking groups. For your financial services group and general industry group you disclose that the group consists of approximately 150 organizations in your independent compensation consultant’s Financial Services Executive Compensation Database and approximately 820 organizations across a range of industries that participate in your independent compensation consultant’s Executive Compensation Database, respectively. If you used either database in its entirety, please revise to clarify. If you did not use the databases in their entirety, please revise to provide the specific selection criteria used in the database to select the companies in each group or, if no specific selection criteria can be used in the database to re-create the list, please revise to provide the names of the organizations in each group.

Response: For the “financial services group” and the “general industry group,” we use a pre-established subset of companies contained in our independent compensation consultant’s database so that we compare companies of reasonably similar size to us. The subset is based on standard revenue ranges that are provided in published compensation surveys, and we do not select or have any influence over the companies that participated in these surveys. For the “financial services group,” which is comprised of a broad array of companies in the financial services industry including property/casualty insurance, life/health insurance, and investment, brokerage, retail and commercial bank organizations, the subset is comprised of companies with assets of less than $20 billion or revenues of less than $2 billion. For the “general industry group,” the subset is comprised of companies with revenues of $3 billion or less. In addition, in connection with its review, the Compensation and Human Resources Committee of the Board of Directors of the Company (the “Compensation Committee”) only considered the aggregate results of the benchmark surveys that are included in the financial services and general industry groups. The Company is unaware of the identities of any particular company that comprise these groups. To the extent applicable, in our 2010 proxy statement, we will clarify the parameters that were used in each of the “financial services group” and the “general industry group.”

IV. Primary Components of Compensation

B. Short-Term Incentive Plan

Short-Term Incentive Analysis, page 42

7.      You disclose that you established various corporate performance objectives, business unit/departmental performance objectives and personal key initiatives for each of your named executive officers in connection with their respective short-term incentive award. It does not appear, however, that you discuss whether each objective and initiative was met and how the level of achievement affected the actual bonuses paid. Please confirm that in your 2010 proxy statement you will include a discussion of the level of achievement of these objectives and initiatives and how the level of achievement affects the actual bonuses paid.

Response: We acknowledge the comment. Please note that on page 42 of the 2009 proxy statement, we noted that Messrs. Ibrahim and Quint and Ms. Bryce succeeded in a number of their respective critical performance objectives; however, due to our 2008 financial results and the economic environment at that time, the Compensation

Committee determined that these efforts would be best rewarded through their long-term performance-based compensation and no short-term incentive awards were granted for 2008. We also noted on page 42 of the 2009 proxy statement that based on our 2008 financial results, Messrs. DelGatto and Theobald each received significantly reduced short-term incentive awards. In future proxy statements and to the extent material, we will include a more specific discussion on the level of achievement by the named executive officers of their performance objectives and how the level of achievement affected actual bonuses paid, if any.

*            *            *             *

In connection with the response to the comment set forth above, we acknowledge that:

•   We are responsible for the adequacy and accuracy of the disclosure in our filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•   We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer